Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:            Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720, 999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:            Date of Material Change

April 25, 2018

Item 3:            News Release

A news release announcing the material change referred to in this report was issued on April 25, 2018 through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:            Summary of Material Change

On April 25, 2018 ESSA announced that ESSA has consolidated (the “Consolidation”) its issued and outstanding common shares (the “Common Shares”) on a basis of one (1) post-Consolidation Common Share for every twenty (20) pre-Consolidation Common Shares effective as of April 25, 2018 (the “Effective Date”).

Item 5:            Full Description of Material Change

5.1 Full Description of Material Change

On April 25, 2018, ESSA announced that ESSA has consolidated its Common Shares on a basis of one (1) post-Consolidation Common Share for every twenty (20) pre-Consolidation Common Shares effective as of April 25, 2018.

The Common Shares commenced trading on the TSX Venture Exchange and the Nasdaq Capital Market on a post-Consolidation basis at the start of trading on the Effective Date. ESSA has not changed its name or its stock trading symbol in connection with the Consolidation.

No fractional Common Shares will be issued pursuant to the Consolidation. In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

The registered holders of Common Shares will be sent a transmittal letter by the Company’s transfer agent, Computershare Investor Services Inc. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each certificate formerly representing Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Consolidation will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into or exercisable for Common Shares (collectively, “Convertible Securities”) on the Effective Date. The exercise price, number and exchange basis of the Convertible Securities on the Effective Date will be adjusted proportionally to reflect the Consolidation.

Following the completion of the Consolidation, there were 5,776,098 issued and outstanding Common Shares taking into account adjustments for rounding. The Consolidation will also affect the holders of 43,780,000 pre-funded common share purchase warrants, which were issued by the Company on January 9, 2018 and January 16, 2018 pursuant to a public offering and private placement, respectively. Pre-Consolidation, each warrant entitles the holder to acquire for a nominal exercise price of $0.0001, one common share in the capital of the Company at any time until the date that is 60 months following the date of issuance of such warrant. If all prepaid warrants were exercised prior to Consolidation, following the completion of the Consolidation, there would be approximately 7,965,098 issued and outstanding Common Shares subject to adjustments for rounding.

The Company’s new CUSIP number is 29668H708 and its new ISIN number is CA29668H7085.

For additional information regarding the Consolidation, please refer to the Company's Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated February 23, 2018.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:          Omitted Information

Not applicable.

Item 8:            Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:            Date of Report

                        May 7, 2018

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Forward-Looking Statement Disclaimer

This material change report contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", “potential”, “promising”, “refocus”, statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Consolidation and statements about the trading of Common Shares on the Effective Date.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) the expected effect of the Consolidation on the closing bid price of the Company’s Common Shares and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this material change report.

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